MAIL STOP 3561


      	January 10, 2006

Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
3130 Fairview Park Drive, Suite 500
Falls Church, VA 22042

      Re:	Global Services Partners Acquisition Corp.
      Amendment No. 2 to Registration Statement on Form S-1
   File No. 333-128350
		Filed December 21, 2005

Dear Mr. Prakash:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

Financial Statements

Note 7 - Warrants and option to purchase common stock, F-10
1. We noted your response to our prior comment one; however, you have not demonstrated to us how you have met the conditions in paragraph
14 of EITF 00-19 to be classified as equity. As stated in our prior comment, you have agreed with the warrant holders to settle the contract by issuance of shares that are required to be registered and to maintain the effectiveness of such registration statement until the expiration of the warrants. Since the agreement with the warrant holders does not specify how the contract would be settled in the event that you are unable to deliver registered shares, net-cash settlement is assumed (pursuant to paragraph 17 of EITF 00-19) if you are unable to deliver registered shares. Consequently, the warrants should be initially measured at fair value and classified as a liability since share settlement is not within your control in accordance with paragraphs 14 and 17 of EITF 00-19. Please revise the financial statements and other related disclosure throughout the registration statement to reflect the classification of the warrants as a liability or tell us why you believe the revision is not required.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or William
Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director



cc:	Robert Mittman
	Fax: (212) 885-5001




Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
January 10, 2006
p. 1